Exhibit 21
MATERIAL SUBSIDIARIES OF THE COMPANY

Jurisdiction of
Name of Subsidiary	Incorporation

Evansville Courier Company, Inc., approximately 94%-owned	Indiana
Memphis Publishing Company, approximately 96%-owned	Delaware
Scripps Media, Inc.	Delaware